February 5, 2026

Steven Lisi
Chairman and Chief Executive Officer
Beyond Air, Inc.
900 Stewart Avenue, Suite 301
Garden City, NY 11530

        Re: Beyond Air, Inc.
            Registration Statement on Form S-3
            Filed January 30, 2026
            File No. 333-293075
Dear Steven Lisi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Avital Perlman, Esq.